Lichen China Ltd.

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang City

Fujian Province, PRC 362000

October 28, 2021

Via Edgar Correspondence

Mr. Patrick Kuhn

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Lichen China Ltd. Draft Registration Statement on Form F-1 Submitted August 12, 2021 CIK No. 0001876766

Dear Mr. Kuhn,

This letter is in response to the letter dated September 14, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lichen China Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 1 to Draft Registration Statement”) is being submitted to accompany this letter.

Draft Registration Statement on Form F-1 Submitted August 12, 2021

Cover Page

1. Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE: We respectfully advise the Staff that we have revised the cover page to provide prominent disclosure about the legal and operational risks associated with being based, or having the majority of the company’s operations, in China. We also revised the prospectus summary on page 8 of Amendment No. 1 to Draft Registration Statement to address the risks highlighted on the prospectus cover page.

2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company, but are a Cayman Islands holding company with operations conducted by your subsidiaries based in China, and that this structure involves unique risks to investors. Disclose that investors may never directly hold equity interests in your Chinese operating entities. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your operating structure.

RESPONSE: We respectfully advise the Staff that we have revised the cover page of the prospectus to disclose prominently that we are not a Chinese operating company, but are a Cayman Islands holding company with operations conducted by our subsidiaries based in China, and that this structure involves unique risks to investors, as well provide a cross-reference to our detailed discussion of risks facing the Company and the offering as a result of our operating structure.

3. On the Prospectus Cover Page, clearly disclose how you will refer to the holding company and its subsidiaries when providing disclosure throughout your filing, so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting your business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

RESPONSE: We respectfully advise the Staff that we revised our disclosure on the cover page and throughout the prospectus to clearly identify the holding company and its subsidiaries, and that the investors are purchasing their interests in the holding company. We would also like to clarify that the Company does not use a variable interest entity (“VIE”) structure.

Prospectus Summary, page 1

4. In your prospectus summary, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including your subsidiaries, to the parent company and U.S. investors.

RESPONSE: We respectfully advise the Staff that we have added the description of how cash is transferred through the organization as part of the prospectus summary on page 11 of Amendment No. 1 to Draft Registration Statement under the caption “Transfers of Cash to and from Our Subsidiaries.” Please also refer to the revised disclosure on page 35 of Amendment No. 1 to Draft Registration Statement.

The Company is a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely on our PRC subsidiary to pay dividends to Legend Consulting HK, and then on Legend Consulting HK to pay dividends to Legend Consulting BVI and finally to the Company. As of the date of this letter, there has not been any assets or cash transfers between the holding company and its subsidiaries. As of the date of this letter, there has not been any dividends or distributions made to U.S. investors.

Current PRC regulations permit our PRC subsidiary, Lichen Zixun, to pay dividends to Legend Consulting HK from revenues from its operations, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Lichen Zixun is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. See “PRC Regulation—Regulations on Dividend Distribution.” Legend Consulting HK may be considered a non-resident enterprise for tax purposes, so that any dividends Lichen Zixun pays to Legend Consulting HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of foreign currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currencies for the payment of dividends from our profits, if any. See “PRC Regulation—Regulations on Foreign Currency Exchange”.

5. As applicable, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

RESPONSE: We respectfully advise the Staff that we currently do not require CSRC’s nor CAC’s approval for our subsidiaries to operate and issue securities to foreign investors; however, there are certain uncertainties as to the interpretation and implementation of the PRC laws and regulations and we cannot assure you that the PRC regulatory authorities are of the same view. Please see our updated disclosure on pages 8 and 31 of Amendment No. 1 to Draft Registration Statement. Should such permission be required in the future, we might not be able to obtain the requisite permission and which in turn will materially affect our business and results of operations.

Summary of Risk Factors

Risks Relating to Doing Business in China, page 8

6. We note your summary discussion of the risks related to doing business in China. Please enhance your discussion of these risks to specifically discuss, with cross-references to the more detailed discussion of these risks in the prospectus, risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We respectfully advise the Staff that we have revised the summary of risk factors to disclose the risks related to our corporate structure and China-based operations on page 8 of Amendment No. 1 to Draft Registration Statement.

The Offering, page 12

7. Please revise this section to add disclosure regarding your dual-class capital structure and the disparate voting rights of your Class A and Class B ordinary shares.

RESPONSE: We respectfully advise the Staff that we have revised the Offering section to include additional disclosure regarding our dual-class capital structure and the disparate voting rights of our Class A and Class B ordinary shares on page 13 of Amendment No. 1 to Draft Registration Statement.

Risk Factors, page 13

8. We note the recent issuance of the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion appears to contain various requirements and restrictions related to after school tutoring services, including registration as non-profit, prohibition on foreign ownership, prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education, limitations as to when tutoring services on academic subjects may be provided and new fee standards. Disclose the applicability of this Opinion to you and your business and how and when you expect to comply.

RESPONSE: We respectfully advise the Staff that the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinions”) are not applicable to us. The Opinions mainly apply to students in compulsory education (elementary school and middle school) as well as preschool children and ordinary high school students. The Opinions also contain some strict requirements and restrictions on curriculum-based tutoring services and curriculum-based tutoring schools. However, the three main services we provide are mainly for business enterprises and Partner Institutions, and the services we provide do not involve off-campus training subjects in compulsory education. Therefore, the provisions of the Opinions are not applicable to our business.

Risks Relating to Our Business and Operations

“Our business, financial condition and results of operations may be affected . . .”, page 13

9. We note your risk factor disclosure on the novel coronavirus (COVID-19) pandemic. In light of the time that has passed since the initial outbreak in December 2019, please expand your disclosure to tell us whether the outbreak has had a material impact on your business operations and service provisions to your customers in 2020. For example, please disclose if you or any of your “Partnered Institutions,” external experts, or material suppliers have been impacted by any lockdown measures and/or travel restrictions, as well as whether the pandemic has resulted in any disruption to the services provided by you and the abovementioned entities. For guidance, see Division of Corporation Finance Disclosure Guidance: Topics No. 9 and 9A, available on our public website.

RESPONSE: We respectfully advise the Staff that we have expanded our disclosure on page 21 of Amendment No. 1 to Draft Registration Statement.

“Changes in China’s economic, political or social conditions or government . . .”, page 20

10. You disclose a series of regulatory restrictions and limitations with respect to providing funding to your PRC operating subsidiaries through loans or capital contributions. Please quantify the amount of loans or capital contributions you may make to your PRC operating subsidiaries, including the amount of proceeds from this offering that you could contribute to your PRC operating entities based on current statutory limits.

RESPONSE: We respectfully advise the Staff that we have disclosed a series of regulatory restrictions and limitations with respect to providing funding to our PRC operating subsidiary through loans or capital contributions and have quantified the amount of loans or capital contributions we may make to our PRC operating subsidiary on page 29 of Amendment No. 1 to Draft Registration Statement.

Risks Relating to Doing Business in China, page 20

11. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We respectfully advise the Staff that we have revised the relevant risk factors to highlight the risk of the Chinese government’s interference and influence over the way the Company conducts its business on page 30 of Amendment No. 1 to Draft Registration Statement under the caption “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, which could result in a material change in our operations and/or the value of our common stock. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless”.

12. As applicable, please add additional risk factor disclosure relating to the regulatory environment in China, for example, material risks related to:

i.	how evolving laws and regulations and inconsistent enforcement thereof could lead to failure to obtain or maintain licenses and permits to do business in China;
ii.	how intellectual property rights and protections may be insufficient for your material intellectual property in China;
iii.	how the increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact your operations;
iv.	how uncertainties in China’s legal system could limit the enforcement of contractual arrangements;
v.	how Chinese law restricts certain foreign investments in China and these laws continue to evolve; and
vi.	how Chinese governmental authorities have significant discretion that can be used to influence how the company conducts its business operations.

Refer to CF Disclosure Guidance: Topic No. 10 for additional guidance.

RESPONSE: We respectfully advise the Staff that we have revised and/or added the relevant risk factors as follows:

i. Please see page 28 of Amendment No. 1 to Draft Registration Statement under the caption “Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us” of Risk Factors.

ii. Please see page 26 of Amendment No. 1 to Draft Registration Statement under the caption “Protection of intellectual property rights may not prevent third parties and/or our competitors’ infringement on our teaching and learning materials or self-developed software, which could weaken our competitive position and harm our business and results of operations” and “We may face disputes from time to time relating to the intellectual property rights of third parties. We cannot assure you that our teaching and learning materials supplied to the Partnered Institutions under the Partnership Agreements or our self-developed software do not or will not infringe intellectual property rights of third parties” of Risk Factors.

iii. The businesses we are currently involved are not the focus of the growing environmental and social issues concerns, and therefore the potential adoption of more stringent standards, such as environmental requirements, would have little adverse impact on our operations.

iv. The Company indirectly holds all the equity of the PRC subsidiary through equity holding, rather than through contractual arrangements. Therefore, the restrictions on the enforcement of contractual arrangements shall not have any adverse impact on our operations.

v. Please see “Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 31 of Amendment No. 1 to Draft Registration Statement.

vi. Please see page 28 of Amendment No. 1 to Draft Registration Statement under the caption “Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us” of Risk Factors.

“If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.- listed Chinese companies . . .”, page 25

13. Please enhance this risk factor to provide additional detail about the limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections within China. In this regard, please ensure that you acknowledge Article 177 of PRC Securities Law effective March 2020, possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within China. Refer to CF Disclosure Guidance Topic No. 10.

RESPONSE: We respectfully advise the Staff that we have revised the risk factor on page 41 of Amendment No. 1 to Draft Registration Statement under “Certain judgments obtained against us by our shareholders may not be enforceable” to provide additional disclosure about the limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections within China.

Risks Relating to Our Public Offering and Ownership of Our Class A Ordinary Shares, page 27

14. Please provide risk factor disclosure that discusses the risks of your dual-class structure for investors in the offering, including:

i.	that a dual-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment;
ii.	that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders;
iii.	the votes per share which each share of Class A and Class B ordinary shares are entitled; and
iv.	the impact, if any, of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares.

RESPONSE: We respectfully advise the Staff that we have revised and/or added the relevant risk factors as follows:

i. Please see “The dual-class structure of our ordinary shares may adversely affect the trading market for the Class A Ordinary Shares” on page 39 of Amendment No. 1 to Draft Registration Statement.

ii. Please see “Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders” on page 38 of Amendment No. 1 to Draft Registration Statement.

iii. Please see revised disclosure under “Our CEO has control over key decision making as a result of his control of a majority of our voting shares” on page 38 of Amendment No. 1 to Draft Registration Statement.

iv. Please see “Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders” on page 38 of Amendment No. 1 to Draft Registration Statement.

Use of Proceeds, page 34

15. You disclose throughout your filing that you may decide to pursue acquisitions in the future. Please disclose whether you have any current plans to enter into an acquisition, and whether any portion of the proceeds will be used to fund acquisitions, if applicable.

RESPONSE: We respectfully advise the Staff that we currently do not have any plans to enter into an acquisition.
Please see disclosure on pages 52 and 87 of Amendment No. 1 to Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

16. Please revise this section to discuss the trend information required by Item 5.D of Form 20-F. Your disclosure should address the most significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year as well as addressing, for at least the current financial year, and any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues. When revising your disclosure, please ensure that you describe any material trends or uncertainties related to the COVID-19 pandemic and discuss whether you expect such impacts on your operations as a result of the trends to continue after the COVID-19 pandemic subsides.

RESPONSE: We respectfully advise the Staff that we have revised this section to discuss the required disclosures on pages 51 and 52 of Amendment No. 1 to Draft Registration Statement. We would like to clarify that as a service company, we provide our customers with consulting and education services and therefore we do not produce any actual products and hence do not have any inventories. The Covid-19 pandemic does not have much impact to the Company.

Key Factors Affecting Our Operating Results, page 38

17. Please revise your disclosure and expand your narrative discussion in this section with a view to providing additional information regarding the significant factors materially affecting your income from operations. For instance, to the extent that strategic acquisitions materially affected your income from operations, revise your disclosure to provide a narrative discussion that adequately addresses how this factor affected your income from operations.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure and expanded our narrative discussion on page 52 of Amendment No. 1 to Draft Registration Statement with a view to providing additional information regarding the significant factors materially affecting our income from operations.

Liquidity and Capital Resources

Operating Activities, page 41

18. Your discussion of cash flows from operating activities appears to focus on how this amount was derived in each period. The discussion should be a comparative analysis of material changes in this amount between periods. In your analysis, please note that references to results of operations, prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in terms of cash. Your discussion should address and quantify the material drivers underlying each factor cited and how they impacted cash if not readily apparent. For example, please discuss the specific items that created favorable and unfavorable movements in working capital and affected other operations in terms of their actual impact on operating cash. Refer to Item 5 of Form 20-F, Section III.D of Release No. 33-6835, Section IV.B.1 of Release No. 33-8350, and Section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 58 of Amendment No. 1 to Draft Registration Statement for our cash flows from operating activities to provide a comparative analysis of material changes in the amount between reporting periods.

Primary Sources and Uses of Liquidity, page 42

19. We note that you “expect to finance [y]our operations and working capital needs . . . from part of [y]our net proceeds of the initial public offering and cash generated through operations.” However, you disclose on page 34 that “[t]he net proceeds from this offering must be remitted to China” and you must complete the remittance process before you will be able to use the proceeds from this offering. In addition, your disclosure on page F-19 indicates that as a result of PRC laws and regulations, your PRC operating subsidiaries are restricted in their ability to transfer net assets to you in the form of dividends, loans, or other distributions. Please expand your disclosure under this heading to describe the nature of these restrictions and the remittance process, as well as how cash would be transferred to and from your PRC operating subsidiaries.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure on pages 52 and 58 of Amendment No. 1 to Draft Registration Statement to describe the nature of the above said restrictions and the remittance process, as well as how cash would be transferred to and from our PRC operating subsidiary. Please also refer to page 11 of Amendment No. 1 to Draft Registration Statement under the caption “Transfers of Cash to and from Our Subsidiaries.”

Quantitative and Qualitative Disclosures About Market Risk

Critical Accounting Policies, page 45

20. Your discussion lacks disclosure about your critical accounting estimates. Please revise to provide the missing disclosure. Your revised disclosure should provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact each critical accounting estimate presented has had or is reasonably likely to have on your financial condition or results of operations, to the extent the information is material and reasonably available pursuant to Item 5.E of Form 20-F as directed to by Form F-1. Refer to Section V of Release No. 33-8350 for further guidance regarding the content of your disclosure.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure about our critical accounting estimates on page 62 of Amendment No. 1 to Draft Registration Statement.

Industry, page 46

21. We note that the information and data presented in this section was derived from a Frost & Sullivan industry report. Please file a consent from Frost & Sullivan pursuant to Rule 436 and Section 7 of the Securities Act. For additional guidance, refer generally to Question 233.02 of our Securities Act Rules Compliance & Disclosure Interpretations. As a related matter, please clarify whether you commissioned Frost & Sullivan to produce the industry report that generated the results you cite in this section and throughout your filing.

RESPONSE: We respectfully advise the Staff that we have commissioned Frost & Sullivan to produce the industry report. A consent from Frost& Sullivan has been filed as Exhibit 23.5 of Amendment No. 1 to Draft Registration Statement.

22. We note that the Frost & Sullivan industry report that you reference in this section contains various CAGR projections through 2024. Please provide more details about how these projections were determined, including any material assumptions.

RESPONSE: We respectfully advise the Staff that the CAGR projections through 2024 in the Frost & Sullivan industry report were determined as follows:

Key Assumption to the data projection

Frost & Sullivan’s report was compiled based on the below assumptions:

1)	China’s economy is likely to maintain steady growth in the next decade;
2)	China’s social, economic, and political environment is likely to remain stable in the forecast period;
3)	The COVID-19 pandemics will be under effective control in the PRC along with government’s strict quarantine and prevention measures and will not affect the long-term economy development of the PRC.

For determining the projections of the industry, Frost & Sullivan took the following steps:

1)	Reviewed the website and publicly disclosed data of the National Bureau of Statistics of China and International Monetary Fund for the macro economy trend of China.
2)	Conducted detailed primary research which involve discussing the status, market size, future trends with (1) industry experts; (2) leading players to understand the market size and potential growth rate of the markets.
3)	Processed the data from the above-mentioned sources to come out the overall market size and forecast data of the industries in which the Company operates.

China’s financial and taxation solution services market size projection

According to the International Monetary Fund (“IMF”), the macro economy of China is expected to grow at a CAGR of around 8% in the next five years.

According to the National Bureau of Statistics of China, the number of enterprises in China increased at a CAGR of approximately 18% from 2014 to 2019. Based on the historical growth rate and the promising macro economy of China, the number of enterprises in China is forecast to grow at a CAGR of over 10% in the next five years.

With the developing economy in China and the growing number of enterprises, the market size of China’s financial and taxation solution services market is forecast to grow at a CAGR of approximately 12.5% from 2020 to 2024, since enterprises are the major clients in this market.

China’s education support services market size projection

Based on the data disclosed by the Chinese Institute of Certified Public Accountants, the China Certified Tax Agents Association, the Ministry of Finance and other official associations and departments, the number of candidates taking part in finance and tax certificates increased at a CAGR of over 30% from 2014 to 2019.

With the growing number of candidates, the market size of China’s education support services market is forecast to grow at a CAGR of approximately 27.9% from 2020 to 2024.

China’s software and maintenance services market size projection

According to the Ministry Industry and Information Technology of the PRC, China’s software services industry is expected to grow fast and maintain a growth rate of over 10% in the next few years.

Along with a growing software services industry and support from the central government in China, revenue of service providers in the software and maintenance services market in China is likely to continue to increase and reach RMB112.3 billion in 2024, representing a CAGR of 22.6% from 2020 to 2024

China’s financial and taxation solution services market

Revenue of financial and taxation solution services market (the PRC), classified by providers, 2014-2024E: (RMB in Billions), page 46

23. Please disclose how Frost & Sullivan defines “Other Service Providers.” Please also provide an explanation that should accompany the chart on page 46 to explain how to interpret the data depicted with respect to “Other Service Providers.”

RESPONSE: We respectfully advise the Staff that we have revised our disclosure on pages 65 and 66 of Amendment No. 1 to Draft Registration Statement to define “Other Service Providers.” Other service providers refer to service providers that provide a comprehensive range of financial and taxation services including mergers and acquisitions, new listing, etc., with financial and taxation solution services as only one of services provided. Examples of other service providers include security traders such as investment banks, financial advisory firms, and large-scaled accounting firms.

According to Frost and Sullivan’s report, by 2019, revenue generated by solution service specialists accounted for 52.9% in the financial and taxation solution services industry in China.

Business, page 53

24. We note that you enter into expert cooperation agreements with your external experts and that your “external experts are one of the key components of [y]our education support services and financial and taxation solution services.” Please revise your disclosure in this section to discuss the general terms of the cooperation agreements.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure in this section on page 74 of Amendment No. 1 to Draft Registration Statement to discuss the general terms of the Expert Cooperation Agreements.

25. We note your established business partnerships with “Partnered Institutions” and that you enter into partnership agreements with such institutions. Please revise to summarize any relationships with these “Partnered Institutions” that are material to your business, and include a summary of the general terms of the agreements. See Item 4.B. of Form 20-F.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 80 of Amendment No. 1 to Draft Registration Statement to summarize the relationships with our Partnered Institutions and discuss the general terms of the Partnership Agreements.

Overview, page 53

26. Please disclose the measure (ex: revenues, number of students, etc.) by which you believe you are a “leading financial and taxation service provider in China.”

RESPONSE: We respectfully advise the Staff that based on Frost and Sullivan’s industry report, revenues are the measure by which we believe we are a “leading financial and taxation service provider in China.”

Financial and Taxation Services, page 54

27. Please enhance your disclosure in this section to describe how you generate fees from your financial and taxation solution services. In this regard, we note your disclosure on page 14 that you charge fees to your customers for your financial and taxation solution services and that such fees “are primarily based on, amongst others, the nature and estimated scope of services.”

RESPONSE: We respectfully advise the Staff that we have enhanced our disclosure on page 73 of Amendment No. 1 to Draft Registration Statement to describe how we generate fees from our financial and taxation solution services.

Our Competitive Strength

We have a recognized “Lichen” brand in the financial and taxation solution services industry in the PRC, page 63

28. To provide context for investors, please elaborate on how “favorable government policies” have brought you increasing opportunities in the financial and taxation solution services industry.

RESPONSE: We respectfully advise the Staff that we have elaborated on how “favorable government policies” have brought us increasing opportunities in the financial and taxation solution services industry on page 85 of Amendment No. 1 to Draft Registration Statement.

The tax system in China is complex because it applies 18 different types of taxes, along with accounting standards including 1 basic standard, 41 specific standards and 13 explanation standards. Therefore, a professional financial and taxation solution become a critical internal control method for enterprises. The PRC government has issued a series of policies that emphasize on the standardization of Chinese enterprises’ accounting procedures, especially for small and micro enterprises. In 1999, the State council amended the Accounting Law of the PRC to require organizations and enterprises without accounting departments to commission a professional third-party service provider to provide bookkeeping. The Accounting Standard for Small Enterprises issued by Ministry of Finance in 2011 and the Opinions of the State Council on Supporting the Sound Development of Micro and Small Enterprises issued in 2014, the government sets a standard to regulate the accounting measurement and encourages micro and small enterprises to seek for professional financial and taxation solution advice and services. These policies could effectively facilitate and enhance the stable development of the financial and taxation solution services market.

In recent years, the PRC government has issued policies for the benefit of micro and small sized enterprises in China. However, it can be a challenge for the micro and small sized enterprises usually need to learn and apply the new policies. For instance, in June 2020, as a relief in response to the COVID-19 pandemic, the Chinese State Administration of Taxation published the “Announcement of the Administration of Taxation on delaying the payment of income tax in 2020 by small and low profit enterprises and individual industrial and commercial households”. In July 2021, the Chinese State Administration of Taxation published the “Guidelines for preferential tax policies for micro and small enterprises and individual industrial and commercial households”. Additionally, the Chinese State Administration of Taxation announced a new version of the governmental management system Golden Tax System, which was expected to be effective by the end of 2021. Specifically, compared to Golden Tax System Phase III, the upcoming Golden Tax System Phase IV is going to require disclosure of not only the enterprises’ tax-related activities in China but also other non-tax events, including the companies’ daily operation, the information sharing between different banks, human resource, tax payment, completion of registration and so on. The new standards require a higher transparency and structured management of the enterprise and provide increasing opportunities in the financial and taxation solutions services market. We provide services to micro and small enterprises by researching and understanding the new policies, help them navigate the complex and evolving regulatory system in China, and provide financial and taxation solutions that are most profitable and suitable for them in a more efficient way.

Intellectual Property

Copyrights, page 65

29. We note your disclosure that you have eight registered copyrights for financial and taxation training software and financial and taxation analysis software in the PRC. Please disclose the duration of these registered copyrights and the impact of the expiration, if any, of these copyrights on your business.

RESPONSE: We respectfully advise the Staff that the duration of those registered copyrights is 50 years from the registration date for each registered copyright according to the Copyright Law in China. It is not renewable or extendable. We plan to continue upgrading our software and register copyright of the updated software. We believe the expiration of the copyrights will not have material impact on our business. Please refer to page 89 of Amendment No. 1 to Draft Registration Statement for the disclosure.

Regulations, page 69

30. Please revise to ensure your disclosure in this section covers all relevant PRC regulations applicable to your operations. Your disclosure should include regulations that are particular to the industry in which you are and will be operating in, including applicable regulations governing your education support services and sale of software to educational institutions, as well as any necessary government approvals, licenses or permits that are required for you to conduct the educational aspect of your operations in the PRC. Your disclosure should also include PRC regulations that restrict or prohibit foreign ownership in China and PRC laws and regulations pertaining to the internet industry. In this regard, we note that the PRC extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. In addition, please revise to disclose which parts of the company’s business fall within these restrictions and prohibitions, if any, and disclose the extent to which your business operations currently comply with these restrictions and prohibitions.

RESPONSE: We respectfully advise the Staff that we have revised the Regulations section to cover all relevant PRC regulations applicable to our operations on page 92 of Amendment No. 1 to Draft Registration Statement.

Related Party Transactions, page 80

31. We note your disclosure on page 80 regarding transactions with related parties. Please revise to provide the complete disclosure called for by Item 7.B of Form 20-F and specifically address each related party transaction for the preceding three financial years through the date of the information currently provided.

RESPONSE: We respectfully advise the Staff that we have revised to provide the complete disclosure and address each related party transaction on page 103 of Amendment No. 1 to Draft Registration Statement for the preceding three financial years through the date of the information currently provided under this section.

Enforceability of Civil Liabilities, page 100

32. Please amend your disclosure in this section to describe the difficulties in bringing legal claims against your British Virgin Islands-based and Hong Kong-based subsidiaries.

RESPONSE: We respectfully advise the Staff that we have amended our disclosure on page 124 of Amendment No. 1 to Draft Registration Statement to describe the difficulties in bringing legal claims against our British Virgin Islands-based and Hong Kong-based subsidiaries.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Statutory surplus reserves, page F-13

33. Your disclosure indicates that the Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations, however, none of the statutory surplus reserves were recognized for the years ended December 31, 2020 and 2019. Please revise your disclosure to explain why none of the statutory surplus reserves were recognized for the years ended December 31, 2020 and 2019.

RESPONSE: We respectfully advise the Staff that in accordance with China’s Company Law, appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. We would no longer recognize the statutory surplus reserves for the years ended December 31, 2020 and 2019 since reserve funds have reached 50% of our registered capital before December 31, 2018. We have disclosed that fact in the consolidated financial statements in the registration statement on pages F-20 and F-40 of Amendment No. 1 to Draft Registration Statement.

Note 5. Intangible Assets, page F-15

34. Please tell us the levels you use to assess impairment of intangible assets and long-lived assets. In doing so, also explain how you determined the long-lived asset groupings. Refer to ASC 360-10-35-23 through 35-25 and ASC 350-20-35-33 through 35-46.

RESPONSE: We respectfully advise the Staff that we assessed the performance of the Company as a whole and hence, the Company has only one reportable segment. Thus, we defined the intangible assets and long-lived assets as one long-lived asset group and assessed the impairment at the entity level for which indefinable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

General

35. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We respectfully advise the Staff that we do not have materials relating to written communications that we, or anyone authorized to do so on our behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ya Li
Name:	Ya Li
Title:	Chief Executive Officer and Director